

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Gilbert Burciaga
Chief Executive Officer
Providence Resources, Inc.
500 N. Capital of Texas Highway
Building 3, Suite 100
Austin, Texas 78746

      Re: Providence Resources, Inc.
              Item 4.01 Form 8-K
              Filed September 15, 2010
              File No. 000-30377

Dear Mr. Burciaga:

      We have completed our review of your filing and do not have any further comments at this time.

                      Sincerely,

                      Mark C. Shannon
                      Branch Chief